Dollarama Group Holdings L.P.

Dollarama Group Holdings Corporation

5430 Ferrier, Montreal

Québec H4P 1M2

December 14, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mr. H. Christopher Owings

Re:	Dollarama Group Holdings L.P. and Dollarama Group Holdings Corporation Registration Statement on Form S-4 (Registration No. 333-143444 and -01)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dollarama Group Holdings L.P., a limited partnership organized under the laws of Québec, Canada, and Dollarama Group Holdings Corporation, a corporation organized under the laws of Nova Scotia, Canada (together with Dollarama Group Holdings L.P., the “Issuer”), hereby requests that the effective date of the above-named Registration Statement (the “Registration Statement”) be accelerated so that the same will become effective as of 4:00 p.m. Eastern Time on Monday, December 17, 2007, or as soon as is practicable thereafter.

The Issuer hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Issuer and further acknowledges that it is the Securities and Exchange Commission (the “SEC”) staff’s view that SEC staff comments or changes in response to SEC staff comments in the Registration Statement and the declaration of effectiveness may not be asserted as a defense in any proceeding which may be brought by the SEC or any person under the federal securities laws of the United States. The Issuer also acknowledges the SEC staff’s position that should the SEC or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing and the Issuer will not assert the effectiveness of the Registration Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Issuer further acknowledges that the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

The Issuer acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Please call Brent Westrop of Ropes & Gray LLP at (212) 841-8873 as soon as the Registration Statement has been declared effective. Thank you.

Sincerely,

/s/ Robert Coallier
Robert Coallier
Senior Vice President, Chief Financial Officer, and Secretary